Exhibit 23.13

Consent of Marc-André Lavergne

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to my name and references to my involvement in the preparation of technical information relating to the Sleeping Giant mine, Quebec, included in the 2011 Annual Information Form of North American Palladium Ltd., dated March 30, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-13766) and in the Registration Statement on Form F-10 (File No. 333-164512) of the references to my name and the above-mentioned information in the AIF.

Dated this 27 day of March, 2012.

Name:	/s/ Marc-André Lavergne
Marc-André Lavergne